UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on May 23, 2018: EuroDry Ltd. Announces the Effectiveness of its Registration Statement and Approval of its Listing on the NASDAQ Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: May 25, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroDry Ltd. Announces the Effectiveness of its Registration Statement and Approval of its Listing on the NASDAQ Capital Market

Maroussi, Athens, Greece – May 23, 2018 – EuroDry Ltd. (the “Company”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that its registration statement on Form F-1 has been declared effective by the Securities and Exchange Commission. The Company also announced that its application for listing on the NASDAQ Capital Market under the symbol “EDRY” has been approved.

Currently, the Company is a wholly owned subsidiary of Euroseas Ltd. which is spinning-off its drybulk fleet into the Company to be separately listed. Shares of the Company will be distributed on May 30, 2018 to shareholders of record of Euroseas Ltd. (NASDAQ: ESEA) as of May 23, 2018. Euroseas Ltd. shareholders will receive one share of the Company for every five shares of Euroseas Ltd. they own. After the spin-off, Euroseas Ltd. will continue owning and operating its containership fleet as the only US-listed public company focused on feeder containership vessels.

The Company expects that regular trading of its shares on the NASDAQ Capital Market will commence on May 31, 2018. Starting on May 24, 2018, the Company’s shares may be traded on a “when issued” basis under the symbol “EDRYV”. On May 31, 2018, trading under the symbol EDRYV will cease and trading under symbol “EDRY” will commence.

Aristides Pittas, Chairman and CEO of EuroDry commented: “We are extremely excited with the spin-off and separate listing of our drybulk fleet into a separate publicly listed company, EuroDry Ltd. We anticipate that the quality of our drybulk fleet and the positive supply and demand balance trends developing in the marketplace will enable us to realize significant returns for our shareholders. Furthermore, we believe that our operating capabilities and public listing will be an attractive platform for the consolidation of other vessels or fleets, thus, providing us with growth opportunities which we are seeking to take advantage of in non-dilutive ways for our shareholders.”

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC ‘til Apr-20 / max ‘til Oct-20	$13,000
XENIA	Kamsarmax	82,000	2016	TC 'til Jan-2020 + 1 year in Charterers’ Option	$14,100 $14,350
EIRINI P	Panamax	76,466	2004	TC ‘til Sep-18	103.25% average BPI(**) 4 TC
PANTELIS	Panamax	74,020	2000	TC ‘til Jun-18	$10,000 & a Gross Ballast Bonus of $525,000 (total equivalent to about $8,650)
TASOS	Panamax	75,100	2000	TC ‘til Jun-18	$12,300
ALEXANDROS P.	Ultramax	63,500	2018	TC ‘til Jul-18	114% of Supra index (***)
Total Dry Bulk Vessels	6	453,086

Note:  (*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

 (**) BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

           (***) Denotes the Baltic Supramax Index.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven dry bulk subsidiaries, with six of these subsidiaries to be spun-off by Euroseas to EuroDry Ltd. EuroDry will trade on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping markets. EuroDry’s operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 6 vessels, including 2 Kamsarmax drybulk carriers, 3 Panamax drybulk carriers, 1 Ultramax drybulk carrier with  a total cargo capacity of 453,086 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the anticipated spin-off of the Company’s drybulk fleet and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

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